

October 14, 2021

Brian K. Kistler
Chief Executive Officer
Freedom Holdings, Inc.
6461 N 100 E
Ossian, IN 46777

> **Re: Freedom Holdings, Inc.**
> **Amendment No. 3 to Form 10**
> **Filed October 7, 2021**
> **File No. 000-52952**

Dear Mr. Kistler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 3 to Form 10, filed October 7, 2021

Note 5 - Note Payable, page F-9

1.  We note your response and revisions to your filing as a result of comment 1. Please also revise your audited financial statement footnote on page F-20 to provide similar disclosure.

Statement of Operations, page F-15

2.  We note your response to comment three. Please address the following:

    *   Preferred stock issuances and corresponding stock based compensation recorded in fiscal years 2019 and 2020 appears to relate to services provided by Mr. Hunt and Mr. Kistler in fiscal years 2015 through 2018. Please tell us how you considered ASC 718-10-25-2 through 25-2B in support of recognition of the entire compensation expense in fiscal years 2019 and 2020 rather than in prior periods, i.e. fiscal years

        ended September 30, 2015 through September 30, 2018, as noted in the second bullet of your response;

- We remain unclear as to how you determined the fair value of the preferred stock issuances to Mr. Hunt and Mr. Kistler as share-based payment transactions are not within the scope of ASC 820-10-15-2(a). Please refer to ASC 718-10-30 and explain in detail how you determined fair value for each of your Series D preferred stock issuances; and

- Revise your financial statement footnotes (both interim and audited) to disclose the significant terms of your Series A, B, C, and D preferred stock, as provided in Exhibit 3.3. Please refer to ASC 505-10-50.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance